

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

William Lam Ching Wan
Chief Executive Officer
GREEN VISION BIOTECHNOLOGY CORP.
Rooms 1804-06, 18/F.
Wing On House
71 Des Voeux Road Central
Hong Kong SAR, China

      **Re: GREEN VISION BIOTECHNOLOGY CORP.**
         **Form 10-K for the fiscal year ended December 31, 2021**
         **Filed March 31, 2022**
         **File No. 000-55210**

Dear Mr. Lam Ching Wan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Life Sciences

cc:    Matthew McMurdo